UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

The ExOne Company

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

302104104

(CUSIP Number)

S. Kent Rockwell

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

(724) 863-9663

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 302104104

1	NAMES OF REPORTING PERSONS. S. Kent Rockwell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,268,055
	8	SHARED VOTING POWER 103,450
	9	SOLE DISPOSITIVE POWER 4,260,555
	10	SHARED DISPOSITIVE POWER 103,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,371,505(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.64%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes (a) 4,233,055 shares held by Rockwell Forest Products, Inc. (“RFP”), (b) 103,450 shares held by the S. Kent Rockwell Foundation (“Foundation”), and (c) 35,000 shares held directly by Mr. Rockwell of which 7,500 shares are unvested restricted stock. Mr. Rockwell is deemed to have beneficial ownership of the shares held by RFP as the beneficiary of the S. Kent Rockwell Revocable Trust, which is the indirect, sole stockholder of RFP. Mr. Rockwell has sole voting and dispositive power with respect to the 4,233,055 shares held by RFP. Mr. Rockwell serves as the Chairman of the Foundation and shares voting and dispositive power over the 103,450 shares held by the Foundation. Mr. Rockwell has sole voting power and no dispositive power with respect to the 7,500 shares of unvested restricted stock held directly by him.

(2)	Based on 20,198,048 shares of Common Stock outstanding as of January 11, 2021, which amount was provided by the Issuer.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by S. Kent Rockwell (the “Reporting Person”) with the Securities and Exchange Commission on January 20, 2016, as amended on November 12, 2019, as further amended on August 18, 2020 and as further amended on September 8, 2020 (the “Schedule 13D”), and relates to the common stock, $0.01 par value per share (the “Shares”), of The ExOne Company (the “Issuer”). This Amendment is being filed to update the percentage of Shares beneficially owned by the Reporting Person which changed primarily as a result of dilution from equity issuances by the Company. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended, in pertinent part, as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 4,371,505 Shares, which represents approximately 21.64% of the outstanding Shares. This percentage calculation is based on a total number of outstanding Shares of 20,198,048 as of January 11, 2021, which amount was provided by the Issuer.

(b) With respect to the Shares described in Item 5(a) above, the Reporting Person has sole voting power with respect to 4,268,055 Shares and sole dispositive power with respect to 4,260,555 Shares. The Reporting Person also has shared voting and dispositive power with respect to 103,450 Shares, which are held by the Foundation. The Reporting Person is the Chairman of the Foundation, which is a Pennsylvania non-profit corporation, whose principal business and office address is 960 Penn Avenue, Suite 400, Pittsburgh, Pennsylvania 15222. The Foundation is a private not-for-profit foundation and the Reporting Person has no pecuniary interest in the Shares held by the Foundation. During the last five years, the Foundation has not been convicted in a criminal proceeding. During the last five years, the Foundation was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not been, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The Foundation sold an aggregate of 100,000 Shares in the open market between September 9, 2020 and September 15, 2020. The sales prices for the 10,000 Shares sold on September 9, 2020 ranged from $13.92 to $16.43, inclusive. The sales prices for the 25,000 Shares sold on September 10, 2020 ranged from $15.13 to $16.89, inclusive. The sales prices for the 25,000 Shares sold on September 11, 2020 ranged from $15.27 to $16.27, inclusive. The sales prices for the 20,000 Shares sold on September 14, 2020 ranged from $14.92 to $15.91, inclusive. The sales prices for the 20,000 Shares sold on September 15, 2020 ranged from $14.71 to $15.48, inclusive.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2021

/s/ S. Kent Rockwell
S. Kent Rockwell